UNITED TECHNOLOGIES CORPORATION
10 Farm Springs Road
Farmington, CT 06032-2568

April 29, 2016

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Notice of Disclosure Filed in Exchange Act Annual Report Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:
Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that United Technologies Corporation has made disclosure pursuant to such provisions in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2016, which was filed with the U.S. Securities and Exchange Commission on April 29, 2016.

Respectfully submitted,

UNITED TECHNOLOGIES CORPORATION

By:	/s/ Charles F. Hildebrand
Charles F. Hildebrand Vice President, Associate General Counsel and Assistant Secretary